

20 Paws
www.garfieldeats.com

Nathen Mazri · 3rd in

Founder @GarfieldEATSapp | Creator of entergagement restaurant app | World's Youngest Garfield Licensee @Nickelodeon

Toronto, Canada Area · 500+ connections · Contact info

GarfieldEATS

Experience



Co-Founder - CEO (Chief Entergage Officer)

GarfieldEATS
May 2017 – Present · 2 yrs 10 mos
United Arab Emirates

GarfieldEATS is the world's first Entergaging Quick Mobile Restaurant (QMR) for Garfield, born in 1978 by Jim Davis into a pop icon phenomenon with over 200 million comic strip readers, 17 million Facebook followers, and over $300 million in box office from the two Garfield Movie.

• More than ordering app – project manage and oversee creative design of the world's first entergaging restaurant/ retail app UI/UX increasing user acquisition and engagement via entertainment. Watch, play, order, chat, collect, redeem, unlock and more features designed in 6 months with leading development company Juego Studios with clients such as Wi ...see more

Homepage

Advisory Board Member

Ries & Mazri
May 2017 – Jan 2018 · 9 mos
Dubai, United Arab Emirates

Ries & Ries was founded in New York in 1994 consulting with top corporations around the world from Microsoft to Ford, Disney, Merck, Frito-Lay, and many more. Al and Laura Ries, bestselling authors, have been profiled by Business Week, Marketing News, Advertising Age, The Wall Street Journal. ...see more



+2

VP of Branding and Marketing

Veyron Investment
Mar 2015 – May 2017 · 2 yrs 3 mos
United Arab Emirates,Dubai

Veyron Investment is an International franchising company and family-owned business dedicated to expand global brands in F&B, QSR, and retail across Middle East.

Director of Marketing and Branding for the consumer brands category including Mr ...see more



JUGO JUI MR.SU VAN HOUT



Board Memeber
Superbrands UK
May 2013 – Oct 2014 · 1 yr 6 mos
Saudi Arabia – Riyadh

To research and appoint a Superbrands Council
To create a brand list for scoring
To approach candidate brands with a view to selling them into the Superbrands book
To gather and forward copy from participating brands   ...see more



Marketing & Brand Director
Al Hokair Group
May 2013 – May 2014 · 1 yr 1 mo
saudi arabia

Planning over IMC plan of the group amusement division of over $5million in marketing budget yearly
Creating branding strategy of Sparkys and drive brand consistency internally and externally
Branding Governance throughout the company and branding employees   ...see more

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Education



Concordia University
Bachelor of Commerce (B.Com.), Marketing
2005 – 2008

Licenses & Certifications



feed the children
Feed the Children
Issued Oct 2019 · No Expiration Date

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Digital Humanities
Harvard University
Issued Sep 2019 · No Expiration Date
Credential ID c5b833d169a845de97b6290799604abb

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Volunteer Experience



Sales Associate
Canadian Cancer Society
Jan 2006 – Feb 2007 · 1 yr 2 mos
Health

Skills & Endorsements

Advertising · 69

 Endorsed by CHARLES MIRAJ and 3 others who are highly skilled at this

Marketing Strategy · 41

Ralph Esteban and 40 connections have given endorsements for this skill

Marketing · 40

 Endorsed by Wisam Edghaim, who is highly skilled at this



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